Exhibit 4.01
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Under Armour, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its Class A Stock and its Class C Stock (each as defined below). For purposes of this exhibit, unless the context otherwise requires, the words “we,” “our,” “us” and “our company” refer to Under Armour, Inc., a Maryland corporation.
General
The following summary of the rights of our Class A Common Stock and Class C Common Stock does not purport to be complete. This summary is subject to and qualified by the provisions of our charter, including the Articles Supplementary to our charter setting forth the terms of the Class C Stock (our “articles supplementary”), and our Third Amended and Restated Bylaws (our “bylaws”). Additionally, the Maryland General Company Law (“MGCL”) also affects the terms of our capital stock.
Our authorized capital stock currently consists of 834,450,000 shares, par value $0.0003 1/3 per share, of which:

•	400,000,000 shares are classified and designated as Class A Common Stock (“Class A Stock”);

•	34,450,000 shares are classified and designated as Class Convertible B Common Stock (“Class B Stock”); and

•	400,000,000 shares are classified and designated as Class C Common Stock (“Class C Stock”).
Our charter provides for (1) the Class A Stock, which has one vote per share; (2) the Class B Stock, which has 10 votes per share; and (3) the Class C Stock, which has no voting rights in the election of directors and only limited voting rights as described below. Except as described herein or expressly provided in our charter, the powers, preferences and rights of the holders of Class A Stock, Class B Stock and Class C Stock, and the qualifications, limitations and restrictions thereof, are in all material respects identical.
As of December 31, 2019, there were 188,289,680 shares of Class A Stock, 34,450,000 shares of Class B Stock and 229,027,730 shares of Class C Stock outstanding. At that date, there were no shares of preferred stock issued and outstanding. Our Class B stock is not registered under Section 12 of the Exchange Act.

Capital Stock
Voting Rights
Holders of shares of Class A Stock and Class B Stock have identical voting rights, except that holders of shares of Class A Stock are entitled to one vote per share and holders of shares of Class B Stock are entitled to 10 votes per share. In addition, amendments to certain specified provisions of the charter that set forth the terms of the Class A Stock and have a material adverse effect on the rights of the Class A Stock must be approved by the affirmative vote of a majority of the votes entitled to be cast thereon by holders of Class A Stock, voting as a single class, and amendments to certain specified provisions of the charter that set forth the terms of the Class B Stock and have a material adverse effect on the rights of the Class B Stock must be approved by the affirmative vote of a majority of the votes entitled to be cast thereon by holders of Class B Stock, voting as a single class.
Holders of shares of Class C Stock have no voting rights, except:

•	as may be required by law;

•	with respect to amendments, alterations or repeal of the provisions of the charter that set forth the terms of the Class C Stock and have a material adverse effect on the rights of the Class C Stock, which require the affirmative vote of a majority of the votes entitled to be cast thereon by holders of Class C Stock, voting as a single class;

•	with respect to amendments to, or waivers of, the provisions of the charter requiring that shares of Class C Stock be treated in a manner that is at least as favorable as shares of Class B Stock in certain merger, consolidation, statutory share exchange, conversion and negotiated tender offer transactions, which must be declared advisable by our board of directors, including at least 75% of the Independent Directors (as defined in the charter to, among other things, exclude members of Mr. Plank’s family and directors having a material financial or service relationship to Mr. Plank or his family), and approved by at least 75% of the votes entitled to be cast thereon by the holders of (1) Class C Stock (other than Mr. Plank, the Kevin A. Plank Family Entities (which are defined generally in our charter as entities controlled by Mr. Plank or his wife or children), the Kevin A. Plank Family Members (as defined in the charter) or executive officers of the Company), voting as a single class, and (2) Class B Stock, voting as a single class; and

•	upon the conversion of all of the outstanding shares of Class B Stock into shares of Class A Stock, upon which holders of shares of Class C Stock will immediately have voting rights equal to holders of shares of Class A Stock and will vote together with the Class A Stock as a single class.

There is no cumulative voting in the election of directors.
Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of Class A Stock, Class B Stock and Class C Stock will be entitled to share equally, on a per share basis, in any dividends that our board of directors may authorize and we may pay from time to time. In the event that a dividend is paid in the form of shares of stock, or rights to acquire shares of stock, the holders of Class A Stock will receive shares of Class A Stock, or rights to acquire shares of Class A Stock, the holders of Class B Stock will receive shares of Class B Stock, or rights to acquire shares of Class B Stock and the holders of Class C Stock will receive shares of Class C Stock, or rights to acquire shares of Class C Stock.
Liquidation Rights
Upon our liquidation, dissolution or winding-up, the holders of Class A Stock, Class B Stock, and Class C Stock will be entitled to share proportionately, on a per share basis, in the assets of the Company available for distribution after payment of any liabilities and the liquidation preferences on any outstanding preferred stock.
Conversion
Class A Stock
Shares of Class A Stock are not convertible into any other shares of our capital stock.
Class B Stock
Mr. Plank or Kevin A. Plank Family Entities beneficially own all outstanding shares of Class B Stock. Each share of Class B Stock is convertible at any time at the option of Mr. Plank into one share of Class A Stock.
In addition, each share of Class B Stock automatically converts into one share of Class A Stock upon any sale, pledge, transfer, assignment or disposition (each a “Transfer”) of such share of Class B Stock to any person, whether or not for value, except for certain transfers between Mr. Plank and any Kevin A. Plank Family Entity, or pledges that do not grant the pledgee the power to vote or direct the vote of the pledged share or direct the disposition of the pledged share, in each case prior to default.
Each share of Class B Stock will be automatically converted into one share of Class A Stock, such that no shares of Class B Stock remain outstanding, upon the occurrence of any of the following events:

•	A record date for any meeting of the Company’s stockholders, if the aggregate number of shares of Class A Stock and Class B Stock beneficially owned on such record date by Mr. Plank and each Kevin A. Plank Family Entity, when taken together, is less than 15.0% of the total number of shares of Class A Stock and Class B Stock outstanding on that record date, (ii) the death of Mr. Plank or (iii) Mr. Plank’s ceasing to be affiliated with the Company in any capacity as a result of a permanent disability.

•	The termination of Mr. Plank as our Chief Executive Officer (or another position (an “Approved Executive Officer”) approved by Mr. Plank and a majority of our Independent Directors) for “Cause” (as defined in the Confidentiality, Non-Competition, and Non-Solicitation Agreement, dated as of June 15, 2015, between the Company and Kevin A. Plank, as amended on April 7, 2016, and as it may be further amended from time to time with the approval of at least 75% of the Independent Directors (the “Non-Compete Agreement”)) in accordance with the terms of the Non-Compete Agreement or upon the resignation of Mr. Plank as such an officer.

•	A “Transfer Conversion Time,” which means the time at which Mr. Plank, together with all Kevin A. Plank Family Entities, has Transferred, in the aggregate, from and after March 28, 2016, a number of shares of Class A Stock and Class C Stock exceeding the Permitted Sale Amount (as defined below) then in effect.
For purposes of determining the occurrence of the Transfer Conversion Time, (i) all Transfers of Class A Stock or Class C Stock by Mr. Plank or a Kevin A. Plank Family Entity to Kevin A. Plank or a Kevin A. Plank Family Entity are disregarded; (ii) a pledge of shares of Class A Stock or Class C Stock, prior to default thereunder, which does not grant to the pledgee the power to vote or direct the vote of the pledged share or the power to vote or direct the disposition of the pledged share prior to a default, without any foreclosure or transfer of ownership, is not deemed a Transfer of such shares of Class A Stock or Class C Stock; (iii) in the event shares of Class B Stock have been automatically converted into shares of Class A Stock in connection with a purported direct or indirect Transfer of shares of Class B Stock to a person other than Mr. Plank or a Kevin A. Plank Family Entity, such shares of Class A Stock are deemed to have been Transferred by Mr. Plank and the Kevin A. Plank Family Entities; and (iv) the withholding by the Company of shares of Class A Stock or Class C Stock otherwise deliverable to Mr. Plank pursuant to any equity compensation award for the purpose of satisfying the exercise price of such equity compensation award on a cashless basis or to cover tax withholding obligations with respect to the vesting or exercise of such equity compensation award is not considered a Transfer of such shares.
The “Permitted Sale Amount” initially means 2,500,000 shares minus two times the number of shares of Class A Stock Transferred (or deemed Transferred) by Mr. Plank or a Kevin A. Plank Family Entity between January 1, 2016 and March 28, 2016. The Permitted Sale Amount will be increased by 2,500,000 shares as of January 1 of each calendar year beginning on January 1, 2017. In the event of any split, subdivision, combination or reclassification of the shares of Class A Stock, Class B Stock and Class C Stock (including a split effected by a dividend paid in shares of common stock on all outstanding shares of common stock) after the initial distribution of the Class C Stock (the “Class C Dividend”) (but not including the Class C Dividend), proportional adjustments will be made to the Permitted Sale Amount and in calculating the number of shares of Class A Stock and Class C Stock Transferred prior thereto for purposes of determining the occurrence of the Transfer Conversion Time. As of December 31, 2019, Mr. Plank had sold 1.0 million shares of Class C Stock since these provisions became effective.
Once converted into shares of Class A Stock, shares of Class B Stock are retired and may not be reissued.

Class C Stock
Upon conversion of all of the outstanding shares of Class B Stock into shares of Class A Stock, the Class C Stock will immediately have voting rights equal to the Class A Stock and be entitled to vote together with the Class A Stock as a single class on all matters, and the Class C Stock will automatically convert into shares of Class A Stock on a one-for-one basis on a date fixed by the Company that is as soon as reasonably practicable and in accordance with our charter and any further procedures required by the Company. The Class C Stock is not otherwise convertible into any other class of capital stock.
Equal Treatment
In the event of any merger or consolidation of the Company with or into another entity, statutory share exchange between the Company and any other entity or conversion of the Company into another entity (whether or not the Company is the surviving entity) or a third party tender offer entered into pursuant to an agreement with the Company (a “Negotiated Tender Offer”), each holder of shares of Class C Stock or Class A Stock will be entitled to receive the same consideration as each holder of shares of Class B Stock on a per share basis, and each holder of shares of Class C Stock or Class A Stock will be entitled to receive the same consideration on a per share basis as each holder of shares of Class B Stock is entitled to receive on a per share basis in connection with a transfer of such shares of Class B Stock incidental to such a merger, consolidation, statutory share exchange, conversion or Negotiated Tender Offer, even if the consideration for such transfer is not paid as consideration in such merger, consolidation, statutory share exchange, conversion or Negotiated Tender Offer.
However, any amounts paid to Mr. Plank as compensation for services rendered or to be rendered by Mr. Plank to the Company or any acquiring entity or any of their respective affiliates (for example, participating in a retention bonus pool established in connection with a proposed merger or compensation paid for pre- or post-merger services), which payment was approved by a majority of the Independent Directors then serving, will not be deemed to be part of such consideration.

Class C Settlement Agreement
In connection with the creation of our Class C Stock, the Circuit Court for Baltimore City, Maryland (the “Court”) approved a settlement entered into by the Company, each of its directors and the plaintiffs in the class action litigation regarding the authorization of the distribution of the Class C Stock captioned In re: Under Armour Shareholder Litigation, Case No. 24-C-15-003240. The Court approved the settlement terms as stipulated by the parties (the “Settlement Agreement”). The Settlement Agreement included certain non-monetary remedies, including an amendment to the Non-Compete Agreement and an agreement that the Company will not, within four years following April 7, 2016, use shares of Class C Stock in an amount equal to or greater than 5% of the then-outstanding shares of Class C Stock as consideration in a transaction to acquire a business, the assets of a business, or more than 50% of the outstanding capital stock of a business, unless our Independent Directors (or a designated committee composed entirely of Independent Directors) have first considered the effects (which consideration may involve measures, advisers, or procedures as they deem advisable in discharging their duties as directors) of using such shares of Class C Stock on the holders of Class A Stock and on the Company.
Preferred Stock
We are authorized to issue, from time to time, without approval by our stockholders, preferred stock in one or more series. Our board of directors may determine the number of shares constituting that series and may fix the distinctive designations, preferences, voting powers, conversion or other rights and any other restrictions, limitations as to dividends and other distributions, qualifications or terms and conditions of redemption of the shares of a series of preferred stock. Our board of directors could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of Class A Stock, Class B Stock, and Class C Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Under Armour, Inc. and might harm the market price of our Class A Stock or Class C Stock.
The particular terms of any series of preferred stock offered by us will be described in the prospectus supplement relating to that series of preferred stock. Those terms relating to the series of preferred stock offered may include:

•	the number of shares of the preferred stock being offered;

•	the title and liquidation preference per share of the preferred stock;

•	voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

•	conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as our board of directors shall determine;

•	the purchase price of the preferred stock;

•	the dividend rate or method for determining the dividend rate;

•	the dates on which dividends will be paid;

•	whether dividends on the preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

•	any redemption or sinking fund provisions applicable to the preferred stock;

•	any securities exchange on which the preferred stock may be listed; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to the preferred stock.

Our board of directors is authorized from time to time to classify or reclassify any unissued shares of the capital stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms and conditions of redemption of such shares and, in such event, we will file for record with the State Department of Assessments and Taxation of Maryland articles supplementary in substance and form as prescribed by Maryland law.
Anti-Takeover Effects of Maryland Law and Our Charter and Bylaws
Certain provisions of our charter and bylaws and of the MGCL could have the effect of delaying, deferring, or discouraging another party from acquiring control of us.
Three Classes of Stock
Our Class B Stock has 10 votes per share, while our Class A Stock has one vote per share and our Class C Stock has no voting rights (other than as described above). As a result of his beneficial ownership of all of the outstanding shares of Class B Stock, Mr. Plank currently has the ability to elect all of our directors and to determine the outcome of most matters submitted for a vote of our stockholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other stockholders may view as beneficial.
Because the Class C Stock has no voting rights (other than as described above), the issuance of Class C Stock will not result in voting dilution to the holders of shares Class A Stock or Class B Stock. The issuance of Class C Stock could, however, prolong the duration of Mr. Plank’s ownership of a majority of our voting power and his ability to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders.
So long as Mr. Plank has the ability to determine the outcome of most matters submitted to a vote of our stockholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors.
Board of Directors
Our charter and bylaws provide that the number of our directors may be established by our board of directors, provided that the number of directors must be between one and 15 directors. Our charter provides that any vacancy will be filled by a majority of the remaining directors.

Our board of directors is not currently classified and, although it would otherwise be permissible under Maryland law for our board of directors to become classified without stockholder approval, we have included a provision in our charter prohibiting the classification of our board of directors without the recommendation of our board of directors and the affirmative vote of a majority of the votes cast on such matter by holders of our common stock.
Governance Protections
Our charter provides that, so long as any shares of Class B Stock are outstanding, we may not take advantages of any exemption or other provision available to a “controlled company” under the New York Stock Exchange Listing Standards. This means that, among other things (i) a majority of our directors must be Independent Directors, and (ii) we must maintain independent compensation and corporate governance committees comprised solely of Independent Directors. In addition, so long as any shares of Class B Stock are outstanding, the following individuals will not qualify as an Independent Director:

•	Mr. Plank;

•	Each Kevin A. Plank Family Member; and

•	Any individual determined by the board of directors to have a material financial or service relationship with Mr. Plank or a Kevin A. Plank Family Member.
Removal of Directors
Our charter provides that a director may be removed only for cause, by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast in the election of the director to be removed.
Business Combinations
Our charter contains a provision opting out of the Maryland business combination statute, which would otherwise prohibit specified business combinations between the Company and any interested stockholder or affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder.
Control Share Acquisitions
Our bylaws contain a provision exempting any and all acquisitions of our shares from the provisions of the Maryland Control Share Acquisition Act, which provides that control shares of a Maryland company acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. However, our board of directors may opt to make these provisions applicable to future control share acquisitions at any time by amending or repealing this bylaw provision.

Consideration of Constituencies

Maryland law provides that our charter may allow our board of directors, in considering a potential acquisition of control of the Company, to consider the effects of the change of control on stockholders, employees, suppliers, customers and creditors of the Company, and the communities in which offices or other establishments of the Company are located. Our charter contains this type of provision, which may enable our board of directors to make adverse recommendations to our stockholders with respect to a potential acquisition or takeover.
Amendment to the Charter
Our charter generally may be amended only upon the recommendation of the board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that a majority of the entire board of directors may, without action by our stockholders, approve amendments to our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. However, our charter provisions regarding removal of directors, vacancies on the board of directors and amendment of the bylaws may be amended only by the affirmative vote of holders of not less than two-thirds of all of the votes entitled to be cast on the matter.
In addition, amendments to the provisions of our charter that set forth the terms of one of our three classes of common stock (Class A Stock, Class B Stock and Class C Stock) and that have a material adverse effect on the rights of such class of stock must be approved by the affirmative vote of a majority of the votes entitled to be cast thereon by holders of such class of capital stock. Amendments to or waivers of the provisions of our charter requiring that the holders of Class A Stock and Class C Stock receive equal treatment as the holders of Class B Stock in connection with certain merger, consolidation, statutory share exchange, conversion and Negotiated Tender Offer transactions must be declared advisable by our board of directors, including at least 75% of the Independent Directors, and approved by at least 75% of the votes entitled to be cast thereon by the holders of (1) Class A Stock and/or Class C Stock (other than Mr. Plank, any Kevin A. Plank Family Entity, any Kevin A. Plank Family Member or any executive officer of the Company), as applicable, each voting as a single class, and (2) Class B Stock, voting as a single class. Additionally, as noted above, so long as any shares of Class B Stock are outstanding, amendments to the provisions of our charter requiring us to maintain a majority of Independent Directors and independent compensation and corporate governance committees, and providing that an Independent Director may not have any family relationship with Mr. Plank, or material financial or service relationship with Mr. Plank or any members of his family (in addition to the independence requirements to which we are subject under the listing standards of any exchange upon which our stock is listed) must be declared advisable by our board of directors, including at least 75% of the Independent Directors, and approved by at least 75% of the votes entitled to be cast thereon by the holders of (1) Class A Stock (other than Mr. Plank, any Kevin A. Plank Family Entity, any Kevin A. Plank Family Member or any executive officer of the Company), voting as a single class, and (2) Class B Stock, voting as a single class.

Undesignated Preferred Stock
The ability to classify, reclassify and issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of our Company.
Advance Notice of Director Nominations and New Business
Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•	by a stockholder who is a stockholder of record at the time of giving notice and at the time of the meeting, is entitled to vote at the meeting and who has complied with the advance notice procedures specified in the bylaws.

Therefore, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
Special Meeting of Stockholders
Our bylaws provide that a special meeting of stockholders may be called by our chairman, president, chief executive officer or a majority of our board of directors. In addition, our secretary must also call a special meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting.
Majority Action
Our charter provides that any corporate action which, under the general laws of the State of Maryland would (in the absence of a provision in our charter) require the authorization or approval of a greater proportion than a majority of all votes entitled to be cast for such action to be effective and valid, shall be effective and valid if authorized or approved by at least a majority of all the votes entitled to be cast thereon.

Transfer Agent and Registrar
The transfer agent and registrar for our capital stock is American Stock Transfer & Trust Company.
Listing
Our Class A Stock and Class C Stock are listed on NYSE under the symbols “UAA” and “UA”, respectively. Our Class B Stock is not listed on any stock market or exchange.